UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report:  July 28, 2021

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant’s name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Voting Results of General Meetings

On July 28, 2021 at 2:00 p.m., Amryt Pharma plc, a public limited company incorporated under the laws of England and Wales (“Amryt”), held a General Meeting (the “Merger General Meeting”) for its shareholders to consider and vote on the resolutions set forth in a Circular to Shareholders and Notice of General Meeting (the “Shareholder Circular”) published on June 28, 2021.  The Shareholder Circular was published in connection with the previously announced Agreement and Plan of Merger, dated as of May 4, 2021 (the “Merger Agreement”), by and among Amryt, Acorn Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Amryt (“Merger Sub”), and Chiasma, Inc., a Delaware corporation (“Chiasma”), pursuant to which Merger Sub will merge with and into Chiasma (the “Merger”), with Chiasma surviving the Merger as an indirect wholly owned subsidiary of Amryt.

As of 6:30 p.m. on July 26, 2021, the record time for determining who is eligible to vote at the Merger General Meeting, there were 179,384,982 Amryt ordinary shares outstanding (of which 107,987,005 ordinary shares were shares underlying the 21,597,401 Amryt ADSs outstanding as of such date) and entitled to vote on the resolutions at the Merger General Meeting.  A total of 141,859,869 Amryt ordinary shares were present in person or by proxy at the Merger General Meeting, representing approximately 79.08% of the total number of shares outstanding and entitled to vote at the Merger General Meeting, which constituted a quorum.

On July 28, 2021 at 1.30 p.m., Amryt held an additional General Meeting (the “Additional General Meeting” and together with the Merger General Meeting, the “General Meetings”) for its shareholders to consider and vote on the resolutions set forth in a separate Notice of General Meeting published on June 28, 2021.

As of 6:00 p.m. on July 26, 2021, the record time for determining who is eligible to vote at the Additional General Meeting, there were 179,384,982 Amryt ordinary shares outstanding (of which 107,987,005 ordinary shares were shares underlying the 21,597,401 Amryt ADSs outstanding as of such date) and entitled to vote on the resolutions at the Additional General Meeting.  A total of 142,285,853 Amryt ordinary shares were present in person or by proxy at the Additional General Meeting, representing approximately 79.32% of the total number of shares outstanding and entitled to vote at the Additional General Meeting, which constituted a quorum.

Merger General Meeting

At the Merger General Meeting, Amryt shareholders considered and voted upon the resolutions described below (in person or by proxy).  Resolutions 1 through 4 below are further described in the Shareholder Circular (also described therein as Resolutions 1 to 4).  The final voting results for each resolution are set forth below.  The approval of Resolution 1 and Resolution 4 by Amryt shareholders satisfies a condition to the closing of the Merger contemplated by the Merger Agreement, which remains subject to other customary closing conditions.

Resolution 1:  Amryt shareholders approved the resolution to grant the Amryt directors the authority to allot shares in Amryt and grant rights to subscribe for, or to convert any securities into, shares of Amryt pursuant to or in connection with the Merger.  This resolution was approved with the following votes:

For	Against	Withhold
140,800,455	46,551	1,012,863

Resolution 2:  Amryt shareholders approved the resolution to grant the Amryt directors the general authority to allot shares in Amryt and grant rights to subscribe for, or to convert any securities into, shares in Amryt.  This resolution was approved with the following votes:

For	Against	Withhold
140,790,334	54,196	1,015,339

Resolution 3:  Amryt shareholders approved the resolution to empower the Amryt directors to allot equity securities pursuant to Resolution 2 or sell treasury shares for cash on a non-preemptive basis.  This resolution was approved with the following votes:

For	Against	Withhold
140,030,314	807,392	1,022,163

Resolution 4:  Amryt shareholders approved amendments to Amryt’s articles of association to increase the maximum number of directors of Amryt from seven to nine so that individuals nominated by Chiasma in connection with the Merger can be appointed as directors of Amryt at the closing of the Merger.  This resolution was approved with the following votes:

For	Against	Withhold
140,805,670	38,453	1,015,746

Additional General Meeting

At the Additional General Meeting, Amryt shareholders considered and voted upon the resolutions described below (in person or by proxy).  Resolutions 1 through 5 below are further described in the Notice of General Meeting for the Additional General Meeting (also described therein as Resolutions 1 to 5).  The final voting results for each resolution are set forth below.

Resolution 1:  Amryt shareholders approved the receipt and adoption of Amryt’s financial statements for the year ended December 31, 2020, together with the directors’ and the auditor’s reports thereon.  This resolution was approved with the following votes:

For	Against	Withhold
140,805,710	470,622	9,521

Resolution 2:  Amryt shareholders approved the reappointment of Grant Thornton as Amryt’s auditor and the authorisation of the audit committee to determine the auditor’s remuneration.  This resolution was approved with the following votes:

For	Against	Withhold
140,263,145	13,127	9,581

Resolution 3:  Amryt shareholders approved the resolution to grant the Amryt directors the general authority to allot shares in Amryt and grant rights to subscribe for, or to convert any securities into, shares in Amryt.  This resolution was approved with the following votes:

For	Against	Withhold
140,222,350	45,465	1,018,038

Resolution 4:  Amryt shareholders approved the resolution to empower the Amryt directors to allot equity securities pursuant to Resolution 3 or sell treasury shares for cash on a non-preemptive basis.  This resolution was approved with the following votes:

For	Against	Withhold
140,461,534	798,889	1,025,430

Resolution 5:  Amryt shareholders approved the resolution to grant Amryt the authority to make market purchases of its own shares.  This resolution was approved with the following votes:

For	Against	Withhold
140,244,967	30,023	10,863

Press Release

On July 28, 2021, Amryt issued a press release announcing the voting results at the General Meetings.  A copy of the press release is attached as Exhibit 99.1 hereto and is hereby incorporated into this report by reference.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Amryt has filed a registration statement on Form F-4 (the “registration statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on July 1, 2021.  The registration statement includes a prospectus of Amryt and a proxy statement of Chiasma (the “proxy statement/prospectus”), which were separately filed by Amryt and Chiasma on July 1, 2021, and July 2, 2021, respectively.  The definitive proxy statement (the “proxy statement”) was first mailed to Chiasma stockholders on or about July 2, 2021.  Investors and security holders may obtain copies of the registration statement, proxy statement/prospectus, proxy statement and other relevant documents filed with the SEC free of charge from the SEC’s website (www.sec.gov) and are urged to carefully read these documents because they contain important information.  Amryt also published the Shareholder Circular, which is available on its website.

For the avoidance of doubt, the registration statement does not constitute a “prospectus” in any member state of the European Economic Area (“EEA”) or in the UK for the purposes of (in the EEA) the Prospectus Regulation (Regulation (EU) 2017/1129) or (in the UK) such regulation as it forms part of retained EU law by virtue of the European Union (Withdrawal) Act 2018 and has not been reviewed by any competent authority in any member state of the EEA or in the UK.  No offer of securities to the public is being made in any member state of the EEA or in the UK.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Amryt, Chiasma and certain of their respective directors, executive officers and employees may be deemed participants in the solicitation of proxies from Chiasma stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Chiasma in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement.  Information about the directors and executive officers of Chiasma and their ownership of Chiasma shares is set forth in the definitive proxy statement for Chiasma’s 2021 annual meeting of stockholders, as previously filed with the SEC on April 26, 2021.  Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to the proposed transaction between Amryt and Chiasma and includes forward-looking statements, which are typically identified by words such as “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative).  Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the plans, objectives, expectations and intentions of Amryt, Chiasma or the combined company, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results.  The forward-looking statements in this communication are based on numerous assumptions and Amryt’s and Chiasma’s present and future business strategies and the environment in which Amryt and Chiasma expect to operate in the future.  Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.  These statements are not guarantees of future performance or the ability to identify and consummate investments.  Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s and Chiasma’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behavior of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions.  Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated proposed transaction; uncertainties as to the approval by Chiasma’s stockholders required in connection with the contemplated proposed transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated proposed transaction may not be satisfied or waived; the effects of disruption caused by the announcement of the contemplated proposed transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated proposed transaction may affect the timing or occurrence of the contemplated proposed transaction or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated proposed transaction; proposed transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; and other risks and uncertainties discussed in Amryt’s and Chiasma’s respective filings with the SEC, which you can obtain copies of for free at the SEC’s website (www.sec.gov).  Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance.  No person is under any obligation to update or keep current the information contained in this communication or to provide the recipient of it with access to any additional relevant information that may arise in connection with it.  Such forward-looking statements reflect Amryt’s current beliefs and assumptions and are based on information currently available to management.

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

99.1	Press Release, dated as of July 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: July 28, 2021	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer